    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1999

                                                      REGISTRATION NO. 333-69539
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                       GOVERNMENT SECURITIES INCOME FUND
                     U.S. GOVERNMENT AGENCY LADDERED SERIES
                              DEFINED ASSET FUNDS
                           (A UNIT INVESTMENT TRUST)

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,
     FENNER & SMITH
      INCORPORATED
 UNIT INVESTMENT TRUSTS
  POST OFFICE BOX 9051
PRINCETON, NJ 08543-9051                          SALOMON SMITH BARNEY INC.
                                                   TWO WORLD TRADE CENTER
                                                         101ST FLOOR
                                                     NEW YORK, NY 10048



                         PAINEWEBBER INCORPORATED DEAN WITTER REYNOLDS INC.
                            1285 AVENUE OF THE         TWO WORLD TRADE
                                 AMERICAS            CENTER--59TH FLOOR
                            NEW YORK, NY 10019       NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.       ROBERT E. HOLLEY        LAURIE A. HESSLEIN
      P.O. BOX 9051          1200 HARBOR BLVD.        388 GREENWICH ST.
PRINCETON, NJ 08543-9051    WEEHAWKEN, NJ 07087      NEW YORK, NY 10013
                                COPIES TO:           DOUGLAS LOWE, ESQ.
                          PIERRE DE SAINT PHALLE, DEAN WITTER REYNOLDS INC.
                                   ESQ.                TWO WORLD TRADE
                           450 LEXINGTON AVENUE      CENTER--59TH FLOOR
                            NEW YORK, NY 10017       NEW YORK, NY 10048



THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                              GOVERNMENT SECURITIES INCOME FUND
                              U.S. GOVERNMENT AGENCY
                              LADDERED SERIES
                              (A UNIT INVESTMENT TRUST)
                              O   PORTFOLIO OF AAA-RATED SHORT AND INTERMEDIATE
                                  TERM BONDS
                              O   LADDERED MATURITIES
                              O   MONTHLY INCOME DISTRIBUTIONS
                              O   EXEMPT FROM STATE AND LOCAL TAXES
                              O   U.S. TAX EXEMPT FOR MANY FOREIGN HOLDERS



SPONSORS:                      -------------------------------------------------
Merrill Lynch,                 The Securities and Exchange Commission has not
Pierce, Fenner & Smith         approved or disapproved these Securities or
Incorporated                   passed upon the adequacy of this prospectus. Any
Salomon Smith Barney Inc.      representation to the contrary is a criminal
PaineWebber Incorporated       offense.
Dean Witter Reynolds Inc.      Prospectus dated January 15, 1999.

--------------------------------------------------------------------------------

Defined Asset FundsSM
Defined Asset FundsSM is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
o A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
o Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
o Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
o Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
o Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, tolerance for risk or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.



CONTENTS
                                                                PAGE
                                                          -----------
Risk/Return Summary and
   Portfolio............................................           3
What You Can Expect From Your Investment................           5
   Monthly Income.......................................           5
   Return Figures.......................................           5
   Records and Reports..................................           5
The Risks You Face......................................           6
   Interest Rate Risk...................................           6
   Reduced Diversification Risk.........................           6
   Litigation Risk......................................           6
Selling Units...........................................           6
   Sponsors' Secondary Market...........................           6
   Selling Units to the Trustee.........................           6
How The Fund Works......................................           7
   Pricing..............................................           7
   Evaluations..........................................           7
   Income...............................................           7
   Expenses.............................................           8
   Portfolio Changes....................................           8
   Fund Termination.....................................           9
   Certificates.........................................           9
   Trust Indenture......................................           9
   Legal Opinion........................................          10
   Auditors.............................................          10
   Sponsors.............................................          10
   Trustee..............................................          10
   Underwriters' and Sponsors' Profits..................          11
   Public Distribution..................................          11
   Code of Ethics.......................................          11
   Year 2000 Issues.....................................          11
Taxes...................................................          11
Supplemental Information................................          12
Financial Statements....................................          13
   Report of Independent Accountants....................          13
   Statement of Condition...............................          13

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY



       1.  WHAT IS THE FUND'S OBJECTIVE?
           The Fund seeks current interest income, safety of capital and flexibility by investing in a fixed, laddered portfolio of U.S. government agency bonds maturing 2001-2008.
       2.  WHAT ARE U.S. GOVERNMENT AGENCY BONDS?
           These are directly issued by the Federal Home Loan Bank, the Federal Farm Credit Bank and the Tennessee Valley Authority to fund sectors of the U.S. economy such as agriculture, education, transportation, housing, electric power and deposit insurance. In return, they pay a fixed rate of interest and principal at maturity.
       3.  WHAT IS THE FUND'S INVESTMENT STRATEGY?
        O The Fund plans to hold to maturity 4 short-and intermediate-term U.S. government agency bonds with a current aggregate face amount of $400,000.
        o The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed.
        o You will periodically receive your share of the principal received as each bond matures.
        o 100% of the Portfolio consists of U.S. government agency bonds.
        o  The bonds are rated Aaa by Moody's.




       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE FUND. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o  Rising interest rates can reduce the price of your units.
        o Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.
        o The Fund will receive early returns of principal if securities are sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.


       5.  IS THIS FUND APPROPRIATE FOR YOU?
           Yes, if you want current monthly income exempt from state and local personal income taxes in all states. You will benefit from a professionally selected and supervised portfolio of U.S. government agency bonds.
           The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements or if you are a U.S. investor and want an investment free from federal income tax.



           DEFINING YOUR INCOME AND ESTIMATING YOUR RETURN


           WHAT YOU MAY EXPECT (Payable on the 25th day of each month):



           First Distribution per 1,000 units
           (February 25, 1999)                              $    3.64
           Regular Monthly Income per 1,000 units:
           (Beginning on March 25, 1999):                   $    4.37
           Annual Income per 1,000 units:                   $   52.48
           RECORD DAY: 10th day of each month
           These figures are estimates on the evaluation date; actual payments may vary.
           Estimated Current Return                              5.05%
           Estimated Long Term Return                            4.62%
           These returns will vary (see page 5).



       6.  WHAT ARE THE FUND'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.




           INVESTOR FEES
                                                                2.00%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)



           Employees of some of the Sponsors and their affiliates may be charged a reduced sales fee of no less than $5.00 per 1,000 Units.
           The maximum sales fee is reduced if you invest at least $500,000, as follows:



                                                     YOUR MAXIMUM
                                                        SALES FEE
                     IF YOU INVEST:                      WILL BE:
           -----------------------------------  -------------------------
           Less than $500,000                                2.00%
           $500,000--$999,999                                1.50%
           $1,000,000 and over                               1.00%

--------------------------------------------------------------------------------

                               Defined Portfolio
--------------------------------------------------------------------------------
Government Securities Income Fund
U.S. Government Agency Laddered Series


                                                    MOODY'S                                                             COST
           PORTFOLIO NO. AND TITLE                   RATING          FACE AMOUNT     COUPON        MATURITY          TO FUND(1)
-----------------------------------------------------------------------------------------------------------------------------------
1. Federal Farm Credit Bank                           Aaa          $100,000.00       5.750%         9/1/05        $  103,615.00
2. Federal Home Loan Bank                             Aaa          $100,000.00       5.500%         8/13/01       $  101,640.00
3. Federal Home Loan Bank                             Aaa          $100,000.00       5.125%         9/15/03       $  100,623.00
4. Tennessee Valley Authority                         Aaa          $100,000.00       5.375%        11/13/08       $  101,253.00
                                                                   ---------------                                -----------------
                                                                   $400,000.00                                    $  407,131.00
                                                                   ---------------                                -----------------
                                                                   ---------------                                -----------------



------------------------------------
(1) Evaluation of the Securities by the Evaluator is made on the basis of current offer side evaluation. On this basis, 100% of the Securities were deposited at a premium.

           ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                                        AMOUNT
                                                           PER
                                                    1,000 UNITS
                                                    -----------
                                                     $    0.59
           Trustee's Fee
                                                     $    0.45
           Portfolio Supervision, Bookkeeping
           and Administrative Fees
           (including updating expenses)
                                                     $    0.05
           Evaluator's Fee
                                                     $    0.27
           Other Operating Expenses
                                                    -----------
                                                     $    1.36
           TOTAL




                                                         AMOUNT
                                                      PER 1,000
                                                          UNITS
                                                 -------------------
                                                      $    2.00
           ORGANIZATIONAL COSTS (deducted from
           Fund assets at the close of the
           initial offering period)



           The Sponsor historically paid organization costs and updating expenses.
           EXAMPLE
           This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




            1 Year     3 Years     5 Years
              $23        $26         $29



           You will pay the following expenses if you do not sell your units:



            1 Year     3 Years     5 Years
              $23        $26         $29




       7.  IS THE FUND MANAGED?
           Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.



       8.  HOW DO I BUY UNITS?
           The minimum investment is $250.
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.
           UNIT PRICE PER 1,000 UNITS         $1,040.22
           (as of January 14, 1999)
           Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day at a price at which the bonds can be directly purchased by the public assuming they were available. Unit price changes every day with changes in the prices of the bonds in the Fund.
           UNIT PAR VALUE                            $1.00
           Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the Fund are either paid at maturity at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.
       9.  HOW DO I SELL UNITS?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale. You will not pay any other fee when you sell your units.
      10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Fund pays income monthly. Interest on the bonds in this Fund is subject to federal income taxes for U.S. investors, but exempt from state and local personal income taxes. If you are a non-U.S. investor, your interest may be exempt from U.S. federal income taxes, including withholding taxes.
           You will also receive principal payments when the securities mature or if they are sold (when the cash available is more than $5.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

MONTHLY INCOME

The Fund will pay you regular monthly income. Your monthly income may vary because of:
   o elimination of one or more securities from the Fund's portfolio because of redemptions or sales; or
   o a change in the Fund's expenses;

Changes in interest rates generally will not affect your monthly income because the portfolio is fixed.

Along with your monthly income, you will receive your share of any available principal.

RETURN FIGURES

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

Estimated Current Return equals the estimated annual cash to be received from the securities in the Fund less estimated annual Fund expenses, divided by the Unit Price (including the maximum sales fee):


 Estimated Annual                  Estimated
 Interest Income        -       Annual Expenses
------------------------------------------------
                   Unit Price


Estimated Long Term Return is a measure of the estimated return over the estimated life of the Fund. Unlike Estimated Current Return, Estimated Long Term Return reflects maturities, discounts and premiums of the securities in the Fund. It is an average of the yields to maturity of the individual securities in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each security's yield by its market value and the time remaining to the maturity date.

Yields on individual securities depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

RECORDS AND REPORTS

You will receive:
o a monthly statement of income payments and any principal payments;
o a notice from the Trustee when new securities are deposited in exchange or substitution for securities originally deposited;
o an annual report on Fund activity; and
o annual tax information. This will also be sent to the IRS. You must report the amount of interest received during the year.

You may request:
o copies of evaluations to enable you to comply with federal and state tax reporting requirements; and
o audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

INTEREST RATE RISK

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, bonds with longer maturities will change in value more than bonds with shorter maturities. Of course, we cannot predict how interest rates may change.


LITIGATION RISK

We do not know of any pending litigation that might have a material adverse effect upon the Fund.

SELLING UNITS

You can sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:
   o adding the value of the bonds, net accrued interest, cash and any other Fund assets;
   o subtracting accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors and any other Fund liabilities; and
   o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the portfolio.

As of the close of the initial offering period, the price you receive will be reduced to reflect estimated organization costs.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained a secondary market continuously for over 25 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by sending the Trustee a letter (with any outstanding certificates if you hold Unit certificates). You must properly endorse your certificates (or execute a written transfer instrument with signatures guaranteed by an eligible institution). Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but it is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Fund does not have cash available to pay you for units you are selling, the agent for the Sponsors will select bonds to be sold. Bonds will be selected based on market and credit factors.

These sales could be made at times when the bonds would not otherwise be sold and may result in your receiving less than the unit par value and also reduce the size and diversity of the Fund.

There could be a delay in paying you for your units:
   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the bonds not reasonably practicable; and
   o for any other period permitted by SEC order.

We may amend or terminate this exchange option at any time without notice.

HOW THE FUND WORKS

PRICING

The price of a unit includes interest accrued on the bonds, less expenses, from the initial date of deposit up to, but not including, the settlement date, which is usually three business days after the purchase date of the unit.

Bonds also carry accrued but unpaid interest up to the initial date of deposit. To avoid having you pay this additional accrued interst (which earns no return) when you buy, the Trustee advances this amount to the Sponsors. The Trustee recovers this advance from interest received on the bonds.

In addition, a portion of the price of a unit consists of cash so that the Trustee can provide you with regular monthly income. When you sell your units you will receive your share of this cash.

In addition, as with mutual funds, the Fund (and therefore the investors) pay all or some of the costs of organizing the Fund including:
   o cost of initial preparation of legal documents;
   o federal and state registration fees;
   o initial fees and expenses of the Trustee;
   o initial audit; and
   o legal expenses and other out-of-pocket expenses.

EVALUATIONS


An independent Evaluator values the securities on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas; and the following federal holidays: Columbus Day and Veterans Day). Values are based on current retail bid or offer prices for the securities. In the past, the difference between bid and offer prices of U.S. government agency bonds of this type has been about 1/4 of 1%.


INCOME

Interest on any bonds purchased on a when-issued basis or for a delayed delivery does not begin to accrue until the bonds are delivered to the Fund. If a bond is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the bond as failed.

The Trustee credits interest to an Income Account and other receipts to a Capital

Account. The Trustee may establish a Reserve Account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. The Trustee may also receive additional amounts:
   o to reimburse the Trustee for the Fund's operating expenses;
   o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
   o costs of actions taken to protect the Fund and other legal fees and expenses;
   o expenses for keeping the Fund's registration statement current; and
   o Fund termination expenses and any governmental charges.

Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Fund's registration statement yearly are also now chargeable to the Fund; the Sponsors historically paid these amounts.

The Sponsors are currently reimbursed up to 45 cents per $1,000 face amount annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. While this fee may exceed the amount of these costs and expenses attributable to this Fund, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell bonds if cash is not available.

PORTFOLIO CHANGES

The Sponsors and Trustee are not liable for any default or defect in a bond, if a contract to buy any bond fails in the first 90 days of the Fund, we generally will deposit a replacement government agency bond with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep bonds in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a bond in certain cases if we believe that certain adverse credit or certain other conditions exist.

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of bonds that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:
   o diversity of the portfolio;
   o size of the Fund relative to its original size;
   o ratio of Fund expenses to income;

   o current and long-term returns;
   o degree to which units may be selling at a premium over par; and
   o cost of maintaining a current prospectus.

FUND TERMINATION

The Fund will terminate following the stated maturity or sale of the last bond in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units or if total assets of the Fund have fallen below 40% of the face amount of bonds deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.

When the Fund is about to terminate you will receive a notice, and you will be unable to sell your units after that time. On or shortly before termination, we will sell any remaining securities, and you will receive your final distribution. Any bond that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling bonds. This may reduce the amount you receive as your final distribution.

CERTIFICATES

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

TRUST INDENTURE

The Fund is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
   o to cure ambiguities;
   o to correct or supplement any defective or inconsistent provision;
   o to make any amendment required by any governmental agency; or
   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).
Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
   o it fails to perform its duties and the Sponsors determine that its replacement is in your best interest; or
   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment.

The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
   o remove it and appoint a replacement Sponsor;
   o liquidate the Fund; or
   o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS
The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019
Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.


TRUSTEE
The Bank of New York,101 Barclay Street-- 17W, New York, New York 10268, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS
Underwriters receive sales charges when they sell units. The Sponsors also realized a profit or loss on the initial deposit of the securities. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.
In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION
The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS
Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Fund and to provide reasonable standards of conduct.

YEAR 2000 ISSUES
Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Fund.

TAXES
The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.
The Sponsors believe that individual investors will not be subject to any state or local personal income taxes on interest received by the Fund. However, you may be subject to alternative minimum tax, state and local taxes on capital gains (or 'market discount'), and possibly other state and local taxes on your units. Also, you probably will not be entitled to a deduction for state and local tax purposes for your share of fees and expenses paid by the Fund, for any amortized 'bond premium' or for any interest on money borrowed to purchase your units. You should consult your tax adviser in this regard.
In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT
The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each security in the Fund.

INCOME OR LOSS UPON DISPOSITION
When all or part of your share of a bond is disposed of (for example, when the Fund sells, exchanges or redeems a bond or when you sell or exchange your units), you will generally recognize capital gain or loss. Your gain, however, will generally be ordinary income to the extent of any accrued 'market discount'. Generally you will have market discount to the extent that your basis in a bond when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount bond, the issue price increased by original issue discount that has accrued on the bond before your purchase). You should consult your tax adviser in this regard.
If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment on each bond for more than one year and short-term if you held it for one year or less. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax advisor in this regard.

YOUR BASIS IN THE SECURITIES
Your aggregate basis in the bonds will be equal to the cost of your units, including any sales charges and the organizational expenses you pay, adjusted to reflect any accruals of 'original issue discount,' 'acquisition premium' and 'bond premium'. You should consult your tax adviser in this regard.


EXPENSES
If you are an individual who itemizes deductions, you may deduct your share of Fund expenses, but only to the extent that such amount, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Fund expenses will be limited further if your adjusted gross income exceeds a specified amount (currently, $124,500 or $62,250 for a married person filing separately).


FOREIGN INVESTORS
If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will not be subject to U.S. federal income tax, including withholding tax, on the interest or gain on a bond issued after July 18, 1984 if you meet certain requirements, including the certification of foreign status and other matters. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS
You may wish to purchase units for an Individual Retirement Account (IRA) or other retirement plan. Generally, capital gains and income received in each of these plans are exempt and are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION
You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the securities that may be in the Fund's portfolio and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Government Securities Income Fund, U.S. Government Agency Laddered Series, Defined Asset Funds (the 'Fund'):


We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Fund as of January 15, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of January 15, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
JANUARY 15, 1999

                 STATEMENT OF CONDITION AS OF JANUARY 15, 1999

TRUST PROPERTY


Investments--Bonds and Contracts to purchase Bonds(1)    $         407,131.00
Cash                                                                 4,808.00
Accrued interest to Initial Date of Deposit on underlying
  Bonds                                                              7,096.52
                                                         --------------------
           Total                                         $         419,035.52
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by Trustee for accrued interest (2) $           7,096.52
Reimbursement of Sponsors for organization expenses (3)                808.00
                                                         --------------------
Subtotal                                                 $           7,904.52
                                                         --------------------
Interest of Holders of 404,000 Units of fractional
  undivided interest outstanding:
Cost to investors (3)(4)(5)                              $         421,057.28
Organization expenses (3) and gross underwriting
  commissions (4)                                                   (9,118.28)
                                                         --------------------
Subtotal                                                           411,939.00
                                                         --------------------
           Total                                         $         419,035.52
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $412,831.52 and deposited with the Trustee. The amount of the letter of credit includes $405,735.00 for the purchase of $400,000 face amount of the bonds, plus $7,096.52 for accrued interest.
          (2) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
          (3) A portion of the Unit Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Fund. These costs have been estimated at $2.00 per 1,000 Units. A distribution will be made at the close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors to the Sponsors will be satisfied.
          (4) Assumes the maximum up-front sales fee per 1,000 units of 2.00% of the Unit Price.
          (5) Aggregate Unit Price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.

                             Defined
                             Asset FundsSM



HAVE QUESTIONS ?                         GOVERNMENT SECURITIES INCOME FUND
Request the most recent free             U.S GOVERNMENT AGENCY LADDERED SERIES
Information Supplement                   (A Unit Investment Trust)
that gives more details about            ---------------------------------------
the Fund, by calling:                    This Prospectus does not contain
The Bank of New York                     complete information about the
1-800-221-7771                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-69539) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-2810).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.



                                                     32730--1/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
Salomon Smith Barney Inc. ................................       8-8177
PaineWebber Incorporated..................................      8-16267
Dean Witter Reynolds Inc. ................................      8-14172


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
Salomon Smith Barney Inc. ................................     13-1912900
PaineWebber Incorporated..................................     13-2638166
Dean Witter Reynolds Inc. ................................     94-0899825
The Bank of New York, Trustee.............................     13-4941102

                       GOVERNMENT SECURITIES INCOME FUND
                              DEFINED ASSET FUNDS
                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The cross-reference sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement on Form S-6 of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     The Signatures.


Additional Information not included in the Prospectus (Part II)

     1.1  --Form of Reference Trust Indenture (incorporated by reference to
            Exhibit 1.1 to the Registration Statement of Government Securities Income Fund, Monthly Payment U.S. Treasury Series--22, 1933 Act File
        No. 33-57173).

     1.1.1--Form of Standard Terms and Conditions of Trust Effective as of
            October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multi-state Series--48, 1933 Act File No. 33-50247).

     1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment
         Series, 1933 Act File No. 2-90925).

     2.1  --Form of Certificate of Beneficial Interest (included in Exhibit
            1.1.1).

     3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'How The Fund Works--Legal Opinion' in the Prospectus.

     4.1.1--Consent of the Evaluator.

     5.1  --Consent of independent accountants.

     9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Government Securities Income Fund,
        Freddie Mac Series 12, 1933 Act File No. 33-56849.

                       GOVERNMENT SECURITIES INCOME FUND
                     U.S. GOVERNMENT AGENCY LADDERED SERIES
                              DEFINED ASSET FUNDS

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, GOVERNMENT SECURITIES INCOME FUND, U.S. GOVERNMENT AGENCY LADDERED SERIES, DEFINED ASSET FUNDS (A UNIT INVESTMENT TRUST), HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 15TH DAY OF JANUARY, 1999.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Numbers: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      JOHN L. STEFFENS
      By ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              333-63417 and
                                                              333-63033


      MICHAEL A. CARPENTER
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 33-55073


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)